2017 First Quarter
Report

SANDSTORM
GOLD

Management's Discussion and Analysis

For The Period Ended March 31, 2017

This management's discussion and analysis ("MD&A") for Sandstorm Gold Ltd. and its subsidiary entities ("Sandstorm", "Sandstorm Gold" or the "Company") should be read in conjunction with the unaudited condensed consolidated interim financial statements of Sandstorm for the three months ended March 31, 2017 and related notes thereto which have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"), applicable to preparation of interim financial statements including International Accounting Standard 34—Interim Financial Reporting ("IAS 34"). Readers are encouraged to consult the Company's audited consolidated financial statements for the year ended December 31, 2016 and the corresponding notes to the financial statements which are available on SEDAR at www.sedar.com. The information contained within this MD&A is current to May 8, 2017 and all figures are stated in U.S. dollars unless otherwise noted.

Company Highlights

OPERATING RESULTS

↗ Record Attributable Gold Equivalent ounces sold (as defined hereinafter), for the three months ended March 31, 2017 were 15,558 ounces compared with 11,381 ounces for the comparable period in 2016.

↗ Revenue for the three months ended March 31, 2017 was $18.8 million compared with $13.4 million for the comparable period in 2016.

↗ Cash flows from operating activities for the three months ended March 31, 2017 were $11.9 million compared with $9.7 million for the comparable period in 2016.

↗ Cost of sales, excluding depletion for the three months ended March 31, 2017 were $4.0 million compared with $3.0 million for the comparable period in 2016.

↗ Average cash costs for the three months ended March 31, 2017 of $258[1] per Attributable Gold Equivalent ounce compared with $267[1] per Attributable Gold Equivalent ounce for the comparable period in 2016.

1   *Refer to section on non-IFRS and other measures of this MD&A*

ACQUISITIONS

↗ On April 26, 2017, Sandstorm announced that it had entered into an agreement to acquire all the issued and ordinary share capital of Mariana Resources (that Sandstorm does not already own). Under the terms of the Arrangement, Mariana shareholders will receive 28.75 pence in cash and 0.2573 of a Sandstorm common share for each one Mariana share held. Mariana holds a joint venture interest in the Hot Maden project, which Sandstorm intends on converting into a gold stream. The Hot Maden project is a unique asset with a robust cash flow profile that has the potential to more than double Sandstorm's attributable gold equivalent production once in full operation. Upon completion, the Arrangement is expected to create a leading mid-tier streaming and royalty company. For more information refer to the UK rule 2.7 announcement on www.sandstormgold.com.

↗ During three months ended March 31, 2017, the Company acquired 22 royalties for consideration of $1.9 million. The assets include royalties on development-stage, advanced exploration-stage and exploration-stage projects located in Canada, Mexico and Peru. The addition of these royalties adds exploration potential in stable jurisdictions while increasing the optionality within the Company's stream and royalty portfolio.

OTHER

↗ On January 26, 2017, Orezone Gold Corporation exercised its option to repurchase the royalty on the Bomboré gold project for $3.6 million, representing a 20% premium to the original upfront payment. Sandstorm retains a right of first refusal on any future stream or royalty financings related to the Bomboré gold project.

↗ On March 31, 2017, Luna Gold completed its previously announced merger with JDL Gold Corp creating Trek Mining Inc., a new multi-asset mining company with over C$110 million in cash. This places the newly merged company in a position to advance the Aurizona gold project wherein Sandstorm holds a 3% to 5% sliding scale NSR. Concurrent with the closing of the transaction, the term debt facility that was owed by Luna Gold to Sandstorm, in the amount of $20 million plus accrued interest, was settled in equity of Trek.

Overview

Sandstorm is a growth-focused company that seeks to acquire gold and other metals purchase agreements ("Gold Streams" or "Streams") and royalties from companies that have advanced stage development projects or operating mines. In return for making upfront payments to acquire a Gold Stream, Sandstorm receives the right to purchase, at a fixed price per ounce or at a variable price based on spot, a percentage of a mine's gold, silver, or other commodity ("Gold Equivalent")[1] production for the life of the mine. Sandstorm helps other companies in the resource industry grow their businesses, while acquiring attractive assets in the process. The Company is focused on acquiring Gold Streams and royalties from mines with low production costs, significant exploration potential and strong management teams. The Company currently has 155 Gold Streams and net smelter returns royalties ("NSR"s), of which 21 of the underlying mines are producing.

1   *Refer to section on non-IFRS and other measures of this MD&A*

Outlook

Based on the Company's existing Gold Streams and NSRs, attributable Gold Equivalent production (individually and collectively referred to as "Attributable Gold Equivalent") for 2017 is forecasted to be between 45,000 – 55,000 Attributable Gold Equivalent ounces. The Company is forecasting Attributable Gold Equivalent production of over 65,000 ounces per annum by 2020.

— KEY PRODUCING ASSETS

Yamana Silver Stream   ◀ YAMANA GOLD INC.

The Company has a silver stream on Yamana Gold Inc.'s ("Yamana") gold-silver Cerro Moro project, located in Santa Cruz, Argentina (the "Cerro Morro Project" or "Cerro Moro") and an agreement to receive interim silver deliveries through 2018 from a number of Yamana's currently operating mines.

SILVER DELIVERIES

Under the terms of the Yamana silver stream, Sandstorm has agreed to purchase, for on-going per ounce cash payments equal to 30% of the spot price of silver, an amount of silver from Cerro Moro equal to 20% of the silver produced (up to an annual maximum of 1.2 million ounces of silver), until Yamana has delivered to Sandstorm 7.0 million ounces of silver; then 9% of the silver produced thereafter.

As part of the Yamana silver stream, through 2018, Sandstorm has also agreed to purchase, for on-going per ounce cash payments equal to 30% of the spot price of silver, an amount of silver from:

    i.   the Minera Florida mine in Chile equal to 38% of the silver produced (up to an annual maximum of 200,000 ounces of silver); and

    ii.   the Chapada mine in Brazil equal to 52% of the silver produced (up to an annual maximum of 100,000 ounces of silver).

DOWNSIDE PROTECTION

If by January 1, 2019, the Cerro Moro processing facility has not averaged 80% of its daily nameplate production capacity over a 30-day period (the "Commencement of Production"), then Yamana´s producing El Peñon mine in Chile will provide a 24 month backstop until the Commencement of Production has begun. During the 24 month backstop, if applicable, Sandstorm will purchase, for on-going per ounce cash payments equal to 30% of the spot price of silver, an amount of silver equal to 16% of El Peñon´s silver production up to a maximum of 1.2 million ounces per annum.

ABOUT CERRO MORO

The Cerro Moro project is located approximately 70 kilometers southwest of the coastal port city of Puerto Deseado in the Santa Cruz province of Argentina. Cerro Moro contains a number of high grade epithermal gold and silver deposits, some of which will be mined via open pit and some via underground mining methods. The current plan indicates average annual production in the first three years of 150,000 ounces of gold and 7.2 million ounces of silver, with the life of mine annual production averaging approximately 130,000 ounces of gold and 6.4 million ounces of silver at a throughput of 1,000 tonnes per day.

Following the formal decision to proceed with the construction of the Cerro Moro mine in 2015, Yamana is progressing well with respect to site construction activities, the continuation of detailed engineering, as well as the advancement of underground mining in order to gain a better understanding of in-situ mining conditions.

Chapada Copper Stream

◀ YAMANA GOLD INC.

The Company has a copper stream on Yamana's open pit gold-copper Chapada mine located 270 kilometers northwest of Brasília in Goiás State, Brazil ("Chapada" or the "Chapada Mine"). Under the terms of the Yamana copper stream, Sandstorm has agreed to purchase, for on-going per pound cash payments equal to 30% of the spot price of copper, an amount of copper from the Chapada Mine equal to:

    i.   4.2% of the copper produced (up to an annual maximum of 3.9 million pounds of copper) until Yamana has delivered 39 million pounds of copper to Sandstorm (the "First Chapada Delivery Threshold"); then

    ii.   3.0% of the copper produced until, on a cumulative basis, Yamana has delivered 50 million pounds of copper to Sandstorm (the "Second Chapada Delivery Threshold"); then

    iii.   1.5% of the copper produced thereafter, for the life of the mine.

DOWNSIDE PROTECTION

If Cerro Moro has not achieved the Commencement of Production and Sandstorm has not received cumulative pre-tax cash flow equal to $70 million from the Yamana silver stream, then the First Chapada Delivery Threshold and the Second Chapada Delivery Threshold will cease to be in effect and Sandstorm will continue to purchase 4.2% of Chapada's payable copper production (up to an annual maximum of 3.9 million pounds of copper), until such time as Sandstorm has received cumulative pre-tax cash flow equal to $70 million, or Cerro Moro has achieved the Commencement of Production.

ABOUT CHAPADA

Chapada has been in production since 2007 and is a relatively low-cost South American operation. The ore is treated through a flotation plant with capacity of 22 million tonnes per annum. Yamana has benefitted from significant discoveries at Chapada in the past and in 2016 it announced an updated reserve statement which increased proven and probable copper mineral reserves to 3.033 billion pounds of copper contained in 520.7 million tonnes at 0.26% copper (see www.yamana.com for more information on this and recent drill results). Yamana recently announced positive drill results from its exploration program which is primarily focused on defining and expanding the Sucupira mineral resource immediately adjacent to the main Chapada pit. In addition, Yamana announced that it has discovered a new continuous, low to moderate grade copper and gold mineral body above and immediately north of the Sucupira mineral body. The newly discovered Baru target is under review by mine geologists and engineers for further work, particularly given its proximity to the plant infrastructure.

Diavik Diamond Royalty   ◂ RIO TINTO PLC

The Company has a 1% gross proceeds royalty based on the production from the Diavik mine located in Lac de Gras, Northwest Territories, Canada ("Diavik" or the "Diavik Mine") which is operated by Rio Tinto PLC ("Rio Tinto").

The Diavik Mine is Canada's largest diamond mine. The mine began producing diamonds in January 2003, and has since produced more than 100 million carats from three kimberlite pipes (A154 South, A154 North, and A418). Rio Tinto recently approved the development of an open pit mine on a fourth pipe (A21) which is targeted for production in 2018. Recent public announcements have indicated that the development of A21 pipe continues to progress according to plan.

CURRENT ACTIVITIES

A year end reserve was recently filed for the Diavik Mine which when compared to the 2015 technical report, adds approximately 6.7 million carats to the mineral reserves. For more information refer to www.ddcorp.ca.

In accordance with the project plan, the completion of the A21 dike and the start of dewatering are expected during calendar 2017.

Santa Elena Gold Stream   ◂ FIRST MAJESTIC SILVER CORP.

The Company has a Gold Stream to purchase 20% of the life of mine gold produced from First Majestic Silver Corp.'s ("First Majestic") open-pit and underground Santa Elena mine, located in Mexico (the "Santa Elena Mine"), for a per ounce cash payment equal to the lesser of $364 and the then prevailing market price of gold until 50,000 ounces of gold have been delivered to Sandstorm, at which time the on-going per ounce payments will increase to the lesser of $450 and the then prevailing market price of gold.

The Santa Elena Mine was successfully transitioned from an open pit heap leach operation to an underground mining and milling operation and commercial production for the 3,000 tonne per day processing plant was declared in 2014.

CURRENT ACTIVITIES

First Majestic is finalizing the development of the new San Salvador ramp. Once completed, the transportation of ore via trucks is expected to reduce haulage bottlenecks and increase underground production capacity.

Black Fox Gold Stream   ◀ PRIMERO MINING CORP.

The Company has a Gold Stream to purchase 8% of the life of mine gold produced from Primero Mining Corp.'s ("Primero") open pit and underground Black Fox mine, located in Ontario, Canada (the "Black Fox Mine"), and 6.3% of the life of mine gold produced from Primero's Black Fox Extension, which includes a portion of Primero's Pike River concessions, for a per ounce cash payment equal to the lesser of $531 and the then prevailing market price of gold.

The Black Fox Mine began operating as an open pit mine in 2009 (depleted in 2015) and transitioned to underground operations in 2011.

Primero recently announced that it had extended the maturity date of its $75 million revolving credit facility. The facility will now mature on November 23, 2017 and will exclude financial covenants until the extended maturity date.

CURRENT ACTIVITIES

Bachelor Lake Gold Stream   ◀ METANOR RESOURCES INC.

The Company has a Gold Stream to purchase 20% of the life of mine gold produced from Metanor Resources Inc.'s ("Metanor") Bachelor Lake gold mine located in Quebec, Canada (the "Bachelor Lake Mine"), for a per ounce cash payment equal to the lesser of $500 and the then prevailing market price of gold. In addition to the Gold Stream, Sandstorm has a 1% NSR on the Bachelor Lake gold mine.

The Bachelor Lake Mine is an underground mining operation with an operating mill and surface infrastructure, which began production in early 2013.

In 2017, Metanor announced that it had closed two private placements totaling C$20 million which included an investment by Kirkland Lake Gold.

Metanor continues to release positive drill results from its exploration activities at the Bachelor Lake Mine. For more information refer to www.metanor.ca.

CURRENT ACTIVITIES

Karma Gold Stream

◂ ENDEAVOUR MINING CORP.

The Company has a Gold Stream which entitles it to purchase 25,000 ounces of gold over a five year period and thereafter 1.625% of the gold produced from Endeavour Mining Corporation's ("Endeavour") open-pit heap leach Karma gold mine located in Burkina Faso, West Africa ("Karma" or the "Karma Mine") for on-going per ounce cash payment equal to 20% of the spot price of the gold.

The Gold Stream, which on a gross basis requires Endeavour to deliver 100,000 ounces of gold over a five year period starting March 31, 2016 and thereafter 6.5% of the equivalent gold production at the Karma Project, is syndicated 75% and 25% between Franco-Nevada Corp. and Sandstorm, respectively (together the "Stream Syndicate").

During the year ended December 31, 2016, the Stream Syndicate provided True Gold Mining Inc. with a one-time $5 million increase in funding (the "Increase Option"). In consideration, the Stream Syndicate will receive, on a gross basis and subject to the on-going per ounce cash payments, eight quarterly deliveries totaling 7,500 ounces of gold starting in July 2017.

The Karma Mine has five defined mineral deposits that make up the Karma project. Based on recent drilling, Endeavour has extended the mine-life beyond 10 years.

CURRENT ACTIVITIES

A 60,000 meter exploration drilling program, at Kao North, was completed in 2016, which confirmed the continuity of the previous inferred resource, identified resources amenable to heap leach processing and converted mineral resources into mineral reserves. For more information refer to www.endeavourmining.com.

Endeavour recently announced a $4 million exploration program to drill near-mill targets such as Rambo West and Yabonsgo.

Bracemac-McLeod Royalty

◂ GLENCORE PLC

Sandstorm has a 3% NSR based on 100% of the production from the Bracemac-McLeod property located in Matagami, Quebec, Canada ("Bracemac-McLeod" or the "Bracemac-McLeod Mine") which is owned and operated by a subsidiary of Glencore plc ("Glencore").

The Bracemac-McLeod Mine is a high grade volcanogenic massive sulphide deposit located in the historical and prolific mining district of Matagami, Quebec. Continuous mining and milling operations have been active in the Matagami district for over fifty years with ten previously operating mines and one other currently producing mine. The Bracemac-McLeod Mine began initial production in the second half of 2013.

Ming Gold Stream   ◄ RAMBLER METALS & MINING PLC

The Company has a Gold Stream to purchase approximately 25% of the first 175,000 ounces of gold produced and 12% of the life of mine gold produced thereafter, from Rambler Metals & Mining PLC's ("Rambler") Ming Copper-Gold mine, located in Newfoundland, Canada (the "Ming Mine"). There are no ongoing per ounce payments required by Sandstorm in respect of the Ming Mine Gold Stream. In the event that the metallurgical recoveries of gold at the Ming Mine are below 85%, the percentage of gold that Sandstorm shall be entitled to purchase shall be increased proportionally. Based on 2016 metallurgical recoveries, Sandstorm's 2017 gold purchase entitlement was adjusted to 32%.

CURRENT ACTIVITIES

By the end of 2017, Rambler expects to implement an expansion to become a 1,250 tonne per day operation.

— OTHER PRODUCING ASSETS

Emigrant Springs   ◄ NEWMONT MINING CORP.

The Company has a 1.5% NSR on the Emigrant Springs mine (the "Emigrant Springs Mine") which is located in the Carlin Trend in Nevada, U.S.A. and is owned and operated by Newmont Mining Corp. ("Newmont"). The Emigrant Springs Mine is an open pit, heap leach operation that has been in production since the third quarter of 2012.

Gualcamayo Royalty   ◄ YAMANA GOLD INC.

The Company has a 1% NSR on the Gualcamayo gold mine (the "Gualcamayo Mine") which is located in San Juan province, Argentina and owned and operated by Yamana. The Gualcamayo Mine is an open pit, heap leach operation encompassing three substantial zones of gold mineralization. Yamana recently announced exploration success in near pit targets of Cerro Condor and Potenciales which, Yamana believes, provides support for extending the life of the open pit.

Mine Waste Solutions Royalty   ◄ ANGLOGOLD ASHANTI LTD.

The Company has a 1% NSR on the gold produced from Mine Waste Solutions tailings recovery operation ("MWS") which is located near Stilfontein, South Africa, and is owned and operated by AngloGold Ashanti Ltd. ("AngloGold"). MWS is a gold and uranium tailings recovery operation. The operation re-processes multiple tailings dumps in the area through three production modules, the last of which was commissioned in 2011.

San Andres Royalty   ◀ AURA MINERALS INC.

The Company has a 1.5% NSR on the San Andres mine (the "San Andres Mine") which is located in La Únion, Honduras and is owned and operated by Aura Minerals Inc. ("Aura Minerals"). The San Andres Mine is an open pit, heap leach operation. The mine has been in production since 1983 and has well-developed infrastructure, which includes power and water supply, warehouses, maintenance facilities, assay laboratory and on-site camp facilities.

— DEVELOPMENT ASSETS

Aurizona Gold Royalty   ◀ TREK MINING INC.

The Company has a 3% – 5% sliding scale NSR on the production from Trek Mining Inc's ("Trek") open-pit Aurizona mine, located in Brazil ("Aurizona" or the "Aurizona Mine"). At gold prices less than or equal to $1,500 per ounce, the royalty is a 3% NSR. In addition, Sandstorm holds a 2% NSR on Trek's 190,073 hectares of greenfields exploration ground. At any time prior to the commence-ment of commercial production, Trek has the ability to purchase one-half of the greenfields NSR for a cash payment of $10 million.

A recent Aurizona pre-feasibility study included proven and probable mineral reserves of 969,000 ounces of gold (contained in 18.6 million tonnes at 1.62 grams per tonne gold - for more information see www.trekmining.com). Trek also has an exploration agreement with AngloGold covering the greenfields exploration property. Sandstorm holds a right of first refusal on any future streams or royalties on the Aurizona project and greenfields property.

On March 31, 2017, Luna Gold Inc. ("Luna") completed its previously announced merger with JDL Gold Corp creating Trek, a new multi-asset company with over C$110 million in cash. Concurrent with the closing of the transaction, the term debt facility that was owed to Sandstorm, in the amount of $20 million plus accrued interest, was settled in the equity of Trek. The Company recognized a gain of $1.8 million on the settlement of the debt.

Hugo North Extension & Heruga Gold Stream   ◀ ENTRÉE GOLD INC.

The Company has a Gold Stream with Entrée Gold Inc. ("Entrée") to purchase an amount equal to 5.62% and 4.26% of the gold and silver by-products produced from the Hugo North Extension and Heruga deposits located in Mongolia, (the "Hugo North Extension" and "Heruga", respectively) for per ounce cash payments equal to the lesser of $220 per ounce of gold and $5 per ounce of silver and the then prevailing market price of gold and silver, respectively. Additionally, Sandstorm has a copper stream to purchase an amount equal to 0.42% of the copper produced from Hugo North Extension and Heruga for per pound cash payments equal to the lesser of $0.50 per pound of copper and the then prevailing market price of copper.

The Company is not required to contribute any further capital, exploration, or operating expenditures to Entrée.

The Hugo North Extension is a rich copper-gold porphyry deposit and Heruga is a copper-gold-molybdenum porphyry deposit. Both projects are located in the South Gobi desert of Mongolia, approximately 570 kilometers south of the capital city of Ulaanbaatar and 80 kilometers north of the border with China. The Hugo North Extension and Heruga are part of the Oyu Tolgoi mining complex and are managed by Oyu Tolgoi LLC, a subsidiary of Turquoise Hill Resources Ltd. ("Turquoise Hill") and the Government of Mongolia, and its project manager Rio Tinto PLC. Entrée retains a 20% interest in the resource deposits of the Hugo North Extension and Heruga. Recently, Turquoise Hill released a technical report on the Oyu Tolgoi deposits including Hugo North Extension and Heruga deposits. This represents the first time since 2010 that investors have had access to an early stage economic analysis of these deposits.

Hot Maden Royalty

◀ MARIANA RESOURCES LTD.

The Company has a 2% NSR on the Hot Maden gold-copper project which is located in the Artvin Province, northeastern Turkey (the "Hot Maden Project" or "Hot Maden"). The project is co-owned by Mariana Resources Ltd. and its Turkish partner, Lidya Madencilik Sanayi ve Ticaret A.S. ("Lydia"), which owns a 70% interest in the project. Lydia, the operator of the Hot Maden Project, is an experienced Turkish company who is also a joint-venture partner with Alacer Gold Corp. on the producing Çöpler mine in Turkey.

The Hot Maden Project is envisaged as a conventional underground mine and processing facility producing concentrates without the use of cyanide. The Hot Maden preliminary economic assessment released by Mariana (effective date of 1 March 2017) demonstrated robust estimated economics and all-in sustaining costs below $400 per ounce on a gold-equivalent basis (as referred to in the Mariana press release dated January 17, 2017). The high-grade nature of the orebody and the wide intercepts of mineralisation provide the potential for low-cost mining methods. Furthermore, the drilling conducted to date has only covered a portion of the total project area, providing for the potential for exploration success in the future. At present there are three drill rigs on site with a plan to complete 20,000 metres of exploration and infill drilling during 2017. For more information refer to www. marianaresources.com.

Hackett River Royalty

◀ GLENCORE PLC

The Company has a 2% NSR on the Hackett River property located in Nunavut, Canada (the "Hackett River Project" or "Hackett River") which is owned by a subsidiary of Glencore.

Hackett River is a silver-rich volcanogenic massive sulphide project and is one of the largest undeveloped projects of its kind. The property is made up of four massive sulphide deposits that occur over a 6.6 kilometer strike length. A preliminary economic assessment updated in 2010 evaluated a possible large-scale open pit and underground operation, processing up to 17,000 tonnes per day. The most recent technical report, completed in 2013, reported 25.0 million tonnes of indicated resources containing 4.2% zinc and 130.0 grams per tonne silver plus 57.0 million tonnes of inferred resources with 3.0% zinc and 100.0 grams per tonne silver. For more information refer to the technical reports dated July 26, 2010 and July 31, 2013 under Sabina Gold & Silver Corp's profile on www.sedar.com.

Lobo-Marte Royalty
◂ KINROSS GOLD CORP.

The Company has a 1.05% NSR on production from the Lobo-Marte project located in the Maricunga gold district of Chile (the "Lobo-Marte Project" or "Lobo-Marte") which is owned by Kinross Gold Corp. ("Kinross").

Kinross completed a pre-feasibility study at Lobo-Marte that contemplated an open-pit/ heap-leach operation. As a result of changes in the plan of operations and other factors, Kinross withdrew its previously submitted permit application. Future development and operations at Lobo-Marte will require the re-initiation of the permitting process. For more information refer to www.kinross.com.

Agi Dagi & Kirazli Royalty
◂ ALAMOS GOLD INC.

The Company has a $10 per ounce royalty based on the production from the Agi Dagi and the Kirazli gold development projects located in the Çanakkale Province of northwestern Turkey ("Agi Dagi" and "Kirazli", respectively) which are both owned by Alamos Gold Inc. ("Alamos Gold"). The royalty is payable by Newmont and is subject to a maximum of 600,000 ounces from Agi Dagi and a maximum of 250,000 ounces from Kirazli.

A 2012 pre-feasibility study on Agi Dagi and a 2017 feasibility study on Kirazli contemplated both projects as stand-alone open-pit, heap-leach operations. Under the study, Agi Dagi is expected to produce an average of 143,000 ounces of gold per year over a 7 year mine life while Kirazli is expected to produce an average of 104,000 ounces of gold per year over a 5 year mine life. For more information refer to www.alamosgold.com.

Prairie Creek Royalty
◂ CANADIAN ZINC CORPORATION

The Company has a 1.2% NSR on the Prairie Creek project (the "Prairie Creek Project") located in the Northwest Territories, Canada and owned by Canadian Zinc Corporation ("Canadian Zinc"). The Prairie Creek Project is a zinc, silver and lead project that is 100%-owned by Canadian Zinc and currently reports a proven and probable mineral reserve of 7.6 million tonnes grading 8.9% zinc, 127.6 grams per tonne silver and 8.3% lead. Canadian Zinc recently announced plans to initiate a definitive feasibility study which is expected to be completed in 2017. For more information, refer to www.canadianzinc.com.

Mt. Hamilton Royalty   ◄ WATERTON PRECIOUS METALS FUND II CAYMAN, LP

The Company has a 2.4% NSR on the Mt. Hamilton gold project (the "Mt. Hamilton Project"). The Mt. Hamilton Project is located in White Pine County, Nevada, U.S.A. and is owned by Waterton Precious Metals Fund II Cayman, LP ("Waterton").

Sandstorm holds a right of first refusal on any future royalty or gold stream financing for the Mt. Hamilton Project.

— ACQUISITION

On April 26, 2017, Sandstorm announced that it had entered into an agreement to acquire all the issued and ordinary share capital of Mariana Resources (that Sandstorm does not already own) (the "Arrangement"). Under the terms of the Arrangement, Mariana shareholders will receive 28.75 pence in cash and 0.2573 of a Sandstorm common share for each one Mariana share held. Mariana holds a joint venture interest in the Hot Maden Project, which Sandstorm intends on converting into a gold stream. The Hot Maden Project is a unique asset with a robust cash flow profile that has the potential to more than double Sandstorm's attributable gold equivalent production once in full operation. Upon completion, the Arrangement is expected to create a leading mid-tier streaming and royalty company. For more information refer to the UK rule 2.7 announcement on www.sandstormgold.com.

— OTHER

Under the Company's normal course issuer bid ("NCIB"), the Company is able until April 4, 2018, to purchase up to 7,597,730 common shares. The NCIB provides the Company with the option to purchase its common shares from time to time.

On January 26, 2017, Orezone Gold Corporation ("Orezone") exercised its option to repurchase the royalty on the Bomboré gold project for $3.6 million, representing a 20% premium to the original upfront payment. Sandstorm retains a right of first refusal on any future stream or royalty financings related to the Bomboré gold project.

Summary of Quarterly Results

In $000s	Mar. 31, 2017	Dec. 31, 2016	Sep. 30, 2016	Jun. 30, 2016
Total revenue	$ 18,824	$ 16,463	$ 16,815	$ 15,709
Attributable Gold Equivalent ounces sold [1]	15,558	13,245	12,588	12,517
Sales	$ 12,861	$ 10,970	$ 11,302	$ 10,858
Royalty revenue	5,963	5,493	5,513	4,851
Average realized gold price per attributable ounce [1]	1,210	1,243	1,336	1,255
Average cash cost per attributable ounce [1]	258	250	255	261
Cash flows from operating activities	11,938	10,058	10,313	8,935
Net income (loss)	6,964	(19)	6,915	5,199
Basic income (loss) per share	0.05	(0.00)	0.05	0.04
Diluted income (loss) per share	0.04	(0.00)	0.04	0.04
Total assets	550,342	534,882	540,419	525,353
Total long-term liabilities	3,197	3,288	3,320	62,854

In $000s	Mar. 31, 2016	Dec. 31, 2015	Sep. 30, 2015	Jun. 30, 2015
Total revenue	$ 13,384	$ 9,863	$ 12,086	$ 15,429
Attributable Gold Equivalent ounces sold [1]	11,381	8,951	10,834	12,901
Sales	$ 8,504	$ 6,604	$ 9,055	$ 11,360
Royalty revenue	4,880	3,259	3,031	4,069
Average realized gold price per attributable ounce [1]	1,176	1,102	1,116	1,196
Average cash cost per attributable ounce [1]	267	258	307	304
Cash flows from operating activities	9,685	4,987	8,234	9,479
Net (loss) income	13,159	(24,960)	(5,470)	(13,451)
Basic (loss) income per share	0.10	(0.20)	(0.05)	(0.11)
Diluted (loss) income per share	0.10	(0.20)	(0.05)	(0.11)
Total assets	531,160	496,873	408,170	415,944
Total long-term liabilities	80,130	86,779	4,768	5,316

1   Refer to section on non-IFRS and other measures of this MD&A





↗ Changes in sales, net income and cash flow from operations from quarter to quarter are affected primarily by fluctuations in production at the mines, the timing of shipments, changes in the price of commodities, as well as acquisitions of Streams and royalty agreements and the commencement of operations of mines under construction. For more information refer to the quarterly commentary discussed below.

The Company's operating segments for the three months ended
March 31, 2017 are summarized in the table below:

In $000s	Attributable Gold Equivalent ounces sold	Sales & royalty revenues	Cost of sales, excluding depletion	Depletion expense	Impairment of Mineral, royalty and other interests	Income (loss) before taxes	Cash flow from operating activities
Bachelor Lake	1,850	$ 2,236	$ 880	$ 1,379	$ –	$ (23)	$ 1,202
Black Fox	1,552	1,883	818	717	–	348	1,247
Chapada	2,249	2,721	807	978	–	936	1,914
Diavik	1,790	2,166	–	1,390	–	776	1,697
Karma	1,667	2,011	400	1,047	–	564	1,709
Ming	306	361	–	171	–	190	361
Santa Elena	2,429	2,950	876	318	–	1,756	1,799
Yamana silver stream	668	808	239	433	–	136	569
Other Royalties	3,047	3,688	–	1,833	–	1,855	3,344
Corporate	–	–	–	–	–	2,441	(1,904)
Consolidated	**15,558**	**$ 18,824**	**$ 4,020**	**$ 8,266**	**$ –**	**$ 8,979**	**$ 11,938**

The Company's operating segments for the three months ended
March 31, 2016 are summarized in the table below:

In $000s	Attributable Gold Equivalent ounces sold	Sales & royalty revenues	Cost of sales, excluding depletion	Depletion expense	Impairment of Mineral, royalty and other interests	Income (loss) before taxes	Cash flow from operating activities
Bachelor Lake	1,779	$ 2,080	$ 847	$ 694	$ –	$ 539	$ 1,233
Black Fox	1,336	1,587	696	597	–	294	891
Chapada	973	1,144	354	552	–	238	790
Diavik	1,105	1,300	–	868	–	432	1,176
Santa Elena	2,887	3,391	1,031	664	–	1,696	2,360
Yamana silver stream	304	357	107	194	–	56	250
Other Royalties	2,960	3,480	–	1,646	1,368	466	4,612
Other	37	45	4	15	–	26	45
Corporate	–	–	–	–	–	10,449	(1,672)
Consolidated	**11,381**	**$ 13,384**	**$ 3,039**	**$ 5,230**	**$ 1,368**	**$ 14,196**	**$ 9,685**

Attributable Gold Equivilent Ounces Sold   For the three months ended March 31, 2017

in 000s



	0	1,000	2,000	3,000	4,000
Bachelor Lake					
Black Fox					
Chapada					
Diavik					
Karma					
Ming					
Santa Elena					
Yamana silver stream					
Other Royalties					

Sales & Royalty Revenues   BY REGION

For the three months ended March 31, 2017



43%
Canada

23%
North America
ex Canada

22%
South America

12%
Other

Sales & Royalty Revenues   BY METAL

For the three months ended March 31, 2017



66%
Precious Metals

12%
Diamonds

22%
Base Metals
and Other

Three Months Ended March 31, 2017 Compared to the Three Months Ended March 31, 2016

For the three months ended March 31, 2017, net income and cash flow from operations were $7.0 million and $11.9 million, respectively, compared with net income and cash flow from operations of $13.2 million and $9.7 million for the comparable period in 2016. The change is attributable to a combination of factors including:

↳ A $2.2 million gain primarily resulting from (i) the settlement of the Luna debt and (ii) the 20% premium associated with Orezone exercising its option to repurchase the royalty on the Bomboré gold project;

↳ A $1.0 million decrease in finance expense due to the Company's revolving credit facility being fully repaid in the third quarter of 2016 and which remained undrawn during the three months ended March 31, 2017; and

↳ Certain items recognized during the three months ended March 31, 2016 which did not occur during the three months ended March 31, 2017 including a $1.4 million non-cash impairment charge relating to certain of the Company's mineral interests;

Offset by:

↳ A $3.0 million increase in depletion expense largely driven by an increase in the number of Attributable Gold Equivalent ounces sold; and

↳ A decrease in the gains recognized on the revaluation of the Company's investments; whereby, a gain of $2.7 million was recognized during the three months ended March 31, 2017 which was $10.7 million less when compared to the three months ended March 31, 2016.

For the three months ended March 31, 2017, revenue was $18.8 million compared with $13.4 million for the comparable period in 2016. The increase is largely attributed to a number of factors including:

↳ 3% increase in the average realized selling price of gold; and

↳ 37% increase in the number of Attributable Gold Equivalent ounces sold, due to:

    i. An additional 1,640 Attributable Gold Equivalent ounces sold from the Company's recently acquired Yamana silver stream and Chapada copper stream;

    ii. An increase of 62% in Attributable Gold Equivalent ounces sold from the Company's Diavik royalty; and

iii. An additional 1,667 gold ounces sold from the Karma Mine, which announced its first gold production in April 2016;

iv. An increase in gold ounces deliveries from the Bachelor Lake Mine (of which 698 ounces were received by March 31, 2017, but were sold subsequent to quarter end). Metanor has indicated that ore extraction below level 14 in the main vein is expected to continue in the upcoming quarters.

Partially offset by:

v. A 16% decrease in gold ounces sold from the Santa Elena primarily related to the timing of shipments whereby 820 ounces were received by March 31, 2017, but were sold subsequent to quarter end.

Three Months Ended March 31, 2017 Compared to the Other Quarters Presented

When comparing net income of $7.0 million and cash flow from operations of $11.9 million for the three months ended March 31, 2017 with net income/loss and operating cash flow for the remaining quarters, the following items impact comparability of analysis:

↳ The Company recognized gains and losses with respect to the revaluation of its investments, which were primarily driven by changes in the fair value of the Trek's (previously Luna Gold Corp.) convertible debenture. For the three months ended March 31, 2017, these gains amounted to $2.7 million. In the first three quarters of 2016 these gains amounted to $13.4 million, $6.0 million and $5.8 million, respectively and in the fourth quarter of 2016, the Company recognized a loss of $3.1 million on revaluation;

↳ During the three months ended March 31, 2017, the Company recognized a $2.2 million gain primarily resulting from (i) the settlement of the Luna debt and (ii) the 20% premium associated with Orezone exercising its option to repurchase the royalty on the Bomboré gold project;

↳ Non-cash impairment charges of $1.4 million and $1.1 million were recorded during the three months ended March 31, 2016 and the three months ended December 31, 2016, respectively;

↳ A general decrease in finance expenses when compared to previous quarters primarily driven by the repayment of revolving credit facility, which was fully repaid in July 2016; and

↳ Overall, Gold Attributable Equivalent ounces sold have increased over the course of the last three years as a result of the acquisition of various assets including the Teck Resources Limited ("Teck") royalty package which consists of 52 royalties and was purchased during the three months ended March 31, 2016.

— CHANGE IN TOTAL ASSETS

Total assets increased by $15.5 million from December 31, 2016 to March 31, 2017 primarily resulting from an increase in the value of the Company's investments and operating cash flow; partially offset by depletion expense. Total assets decreased by $5.5 million from September 30, 2016 to December 31, 2016 primarily resulting from depletion expense and a decrease in the value of the Company's investments; partially offset by operating cash flow. Total assets increased by $15.1 million from June 30, 2016 to September 30, 2016 primarily resulting from operating cash flow and an increase in the value of the Company's investments; partially offset by depletion expense. Total assets decreased by $5.8 million from March 31, 2016 to June 30, 2016 primarily resulting from depletion expense; partially offset by an increase in the value of the Company's investments. Total assets increased by $34.3 million from December 31, 2015 to March 31, 2016 primarily resulting from the acquisition of the Teck royalty package and an increase in the fair value of the Company's investments, partially offset by depletion expense and a non-cash impairment charge on certain mineral interests. Total assets increased by $88.7 million from September 30, 2015 to December 31, 2015 primarily resulting from the acquisition of the Yamana silver stream and copper stream which were largely funded by utilizing the Company's revolving credit facility; the increase was partially offset by depletion expense and a non-cash impairment charge on certain mineral interests. Total assets decreased by $7.8 million from June 30, 2015 to September 30, 2015 primarily resulting from depletion expense, which was partially offset by cash flows from operating activities.

— NON-IFRS AND OTHER MEASURES

The Company has included, throughout this document, certain performance measures, including (i) average cash cost per attributable ounce and (ii) average realized gold price per attributable ounce. The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These non-IFRS measures do not have any standardized meaning prescribed by IFRS, and other companies may calculate these measures differently.

i.   Average cash cost per attributable ounce is calculated by dividing the Company's cost of sales, excluding depletion by the number of Attributable Gold Equivalent ounces sold. The Company presents average cash cost per ounce as it believes that certain investors use this information to evaluate the Company's performance in comparison to other streaming companies in the precious metals mining industry who present results on a similar basis. **Figure 1.1** provides a reconciliation of average cash cost of gold on a per ounce basis.

Figure 1.1		3 Months Ended Mar. 31, 2017		3 Months Ended Mar. 31, 2016
Cost of Sales, excluding depletion [1]	$	4,020	$	3,039
Cash cost of sales is comprised of:				
Total cash cost of gold sold	$	4,020	$	3,039
Divided by:				
Total Attributable Gold Equivalent ounces sold [2]		15,558		11,381
Equals:				
Average cash cost of gold (per attributable ounce)	**$**	**258**	**$**	**267**

1   *Cost of Sales, excluding depletion, includes cash payments made for Gold Equivalent ounces associated with commodity streams.*

2   *The Company's royalty and other commodity stream income is converted to an Attributable Gold Equivalent ounce basis by dividing the royalty and other commodity income for that period by the average realized gold price per ounce from the Company's Gold Streams for the same respective period. These Attributable Gold Equivalent ounces when combined with the gold ounces sold from the Company's Gold Streams equal total Attributable Gold Equivalent ounces sold.*

    ii.   Average realized gold price per attributable ounce is calculated by dividing the Company's sales by the number of Attributable Gold Equivalent ounces sold. The Company presents average realized gold price per attributable ounce as it believes that certain investors use this information to evaluate the Company's performance in comparison to other streaming companies in the precious metals mining industry that present results on a similar basis. **Figure 1.2** provides a reconciliation of average realized gold price per ounce.

Figure 1.2		3 Months Ended Mar. 31, 2017		3 Months Ended Mar. 31, 2016
Total revenue	$	18,824	$	13,384
Divided by:				
Total Attributable Gold Equivalent ounces sold		15,558		11,381
Equals:				
Average realized gold price per attributable ounce	**$**	**1,210**	**$**	**1,176**

— LIQUIDITY AND CAPITAL RESOURCES

As of March 31, 2017, the Company had cash and cash equivalents of $32.0 million (December 31, 2016 – $21.4 million) and working capital of $38.8 million (December 31, 2016 – $23.8 million). As at the date of the MD&A, the Company had drawn $10 million from the revolving credit facility, leaving $100 million available for future acquisition purposes.

During the period ended March 31, 2017, the Company generated cash flows from operating activities of $11.9 million compared with $9.7 million during the comparable period in 2016, with the increase being primarily attributable to both an increase in the average realized selling price of gold and an increase in Attributable Gold Equivalent ounces sold.

During the three months ended March 31, 2017, the Company had net cash outflows from investing activities of $1.5 million which were primarily the result of: (i) $3.6 million cash inflow relating to Orezone exercising its option to repurchase its royalty on the Bomboré gold project; which was offset by (i) the acquisition of investments and other assets; and (ii) a $2.0 million payment related to the acquisition of royalty interests. During the three months ended March 31, 2016, the Company had cash outflows from investing activities of $3.2 million which were primarily the result of: (i) the payment of $3.9 million and $1.25 million in connection with the Karma Gold Stream and Increase Option, respectively; (ii) a $1.4 million payment related to the Teck transaction; and (iii) the acquisition of investments and other assets; partially offset by the receipt of $5.5 million related to the Company's amendment of the Entrée commodity streams.

During the three months ended March 31, 2017, the Company cash flows from financing activities were insignificant. During the three months ended March 31, 2016, the Company had net cash outflows from financing activities of $6.6 million largely related to the repayment of debt under the Company's revolving credit facility.

— CONTRACTUAL OBLIGATIONS

In connection with its commodity streams, the Company has committed to purchase the following:

Stream	% of Life of Mine Gold or Relevant Commodity [5, 6, 7, 8, 9]	Per Ounce Cash Payment: lesser of amount below and the then prevailing market price of the commodity (unless otherwise noted) [1, 2, 3, 4]
Bachelor Lake	20%	$500
Black Fox	8%	$531
Chapada	4.2%	30% of copper spot price
Entrée Gold	5.62% on Hugo North Extension and 4.26% on Heruga	$220
Karma	26,875 ounces over 5 years and 1.625% thereafter	20% of gold spot price
Ming	25% of the first 175,000 ounces of gold produced, and 12% thereafter	$nil
Santa Elena	20%	$364
Yamana silver stream	Varies	30% of silver spot price

1   Subject to an annual inflationary adjustment except for Ming.

2   For the Entrée Gold Stream, after approximately 8.6 million ounces of gold have been produced from the joint venture property, the price increases to $500 per gold ounce.

3   For the Entrée silver stream, percentage of life of mine is 5.62% on Hugo North Extension and 4.26% on Heruga which the Company can purchase for the lesser of the prevailing market price and $5 per ounce of silver until 40.3 million ounces of silver have been produced from the entire joint venture property. Thereafter, the purchase price will increase to the lesser of the prevailing market price and $10 per ounce of silver.

4   For the Santa Elena Gold Stream, the Company can purchase for a per ounce cash payment equal to (i) the lesser of $364 and the then prevailing market price of gold for the open-pit mine and (ii) the lesser of $364 and the then prevailing market price of gold until 50,000 ounces of gold have been delivered to Sandstorm (inclusive of ounces already received from open-pit production), at which time the on-going per ounce payments will increase to the lesser of $450 and the then prevailing market price of gold for the underground mine.

5   For the Entrée Gold and silver stream, percentage of life of mine is 5.62% on Hugo North Extension and 4.26% on Heruga if the minerals produced are contained below 560 metres in depth.

6   For the Entrée Gold and silver stream, percentage of life of mine is 8.43% on Hugo North Extension and 6.39% on Heruga if the minerals produced are contained above 560 metres in depth.

7   For the Entrée copper stream, the Company has committed to purchase an amount equal to 0.42% of the copper produced from the Hugo North Extension and Heruga deposits. If the minerals produced are contained above 560 metres in depth, then the commitment increases to 0.62% for both the Hugo North Extension and Heruga deposits. Sandstorm will make ongoing per pound cash payments equal to the lesser of $0.50 and the then prevailing market price of copper, until 9.1 billion pounds of copper have been produced from the entire joint venture property. Thereafter, the on-going per pound payments will increase to the lesser of $1.10 and the then prevailing market price of copper.

8   For the Chapada copper stream, the Company has committed to purchase an amount equal to 4.2% of the copper produced (up to an annual maximum of 3.9 million pounds of copper) until Yamana has delivered 39 million pounds of copper to Sandstorm; then 3.0% of the copper produced until, on a cumulative basis, Yamana has delivered 50 million pounds of copper to Sandstorm; then 1.5% of the copper produced thereafter, for the life of the mine. If Cerro Moro has not achieved the Commencement of Production and Sandstorm has not received cumulative pre-tax cash flow equal to $70 million from the Yamana silver stream, then the

First Chapada Delivery Threshold and the Second Chapada Delivery Threshold will cease to be in effect and Sandstorm will continue to purchase 4.2% of Chapada's payable copper production (up to an annual maximum of 3.9 million pounds of copper), until such time as Sandstorm has received cumulative pre-tax cash flow equal to $70 million, or Cerro Moro has achieved the Commencement of Production.

9   Under the terms of the Yamana silver stream, Sandstorm has agreed to purchase an amount of silver from Cerro Moro equal to 20% of the silver produced (up to an annual maximum of 1.2 million ounces of silver), until Yamana has delivered to Sandstorm 7.0 million ounces of silver; then 9.0% of the silver produced thereafter. As part of the Yamana silver stream, through 2018, Sandstorm has also agreed to purchase an amount of silver from: (i) the Minera Florida mine in Chile equal to 38% of the silver produced (up to an annual maximum of 200,000 ounces of silver); and (ii) the Chapada mine in Brazil equal to 52% of the silver produced (up to an annual maximum of 100,000 ounces of silver).

— SHARE CAPITAL

As of May 8, 2017, the Company had 151,994,269 common shares outstanding. As disclosed previously, the funds from the issuance of share capital have been used to finance the acquisition of Gold Streams and royalties (recent acquisitions are described earlier in greater detail), with the net proceeds of the 2016 equity financings used to reduce the balance of the Company's revolving credit facility.

A summary of the Company's share purchase options as of May 8, 2017 are as follows:

Number outstanding	Vested	Exercise Price per Share		Expiry Date
27,000	27,000	C$	18.33	August 22, 2017
5,850	5,850		18.33	October 4, 2017
402,133	402,133		16.35	December 11, 2017
150,000	150,000		11.78	December 21, 2017
10,875	10,875		11.31	February 19, 2018
3,625	3,625		10.62	March 1, 2018
12,375	12,375		8.89	December 13, 2018
25,000	16,667		6.03	May 16, 2019
2,952,739	1,706,925		2.93	November 13, 2019
1,084,000	361,338		3.60	December 9, 2020
200,000	66,667		3.64	December 22, 2020
1,336,000	–		4.96	December 12, 2021
2,250	2,250		15.00	March 30, 2022
6,211,847	**2,765,705**	**C$**	**5.75**	

A summary of the Company's warrants as of May 8, 2017 are as follows:

Number outstanding	Exercise Price per Share	Expiry Date
5,002,500	$ 14.00	September 7, 2017
3,000,000	$ 4.50	March 23, 2020
15,000,000	$ 3.50	October 27, 2020
5,043,900	$ 4.00	November 3, 2020
28,046,400		

The Company has 1,905,164 Restricted Share Rights ("RSRs") outstanding as at May 8, 2017.

— KEY MANAGEMENT PERSONNEL COMPENSATION

The remuneration of directors and those persons having authority and responsibility for planning, directing and controlling activities of the Company are as follows:

In $000s	3 Months Ended Mar. 31, 2017	3 Months Ended Mar. 31, 2016
Employee salaries and benefits	$ 284	$ 269
Share-based payments	642	517
Total key management compensation expense	**$ 926**	**$ 786**

— FINANCIAL INSTRUMENTS

The fair value of the Company's financial instruments which include cash and cash equivalents, trade receivables and other, receivables and other, and trade and other payables approximate their carrying values at March 31, 2017. All financial instruments are initially recorded at fair value.

Credit Risk

The Company's credit risk is limited to cash and cash equivalents, trade receivables and other, and receivables and other in the ordinary course of business. The Company's trade receivables and other is subject to the credit risk of the counterparties who own and operate the mines underlying Sandstorm's royalty portfolio. The Company's convertible debenture due from Trek is subject to Trek's credit risk and the Company's ability to realize on its security.

Currency Risk

Financial instruments that impact the Company's net income or other comprehensive income due to currency fluctuations include: cash and cash equivalents, trade receivables and other, investments and trade and other payables denominated in Canadian dollars. Based on the Company's Canadian dollar denominated monetary assets and monetary liabilities at March 31, 2017 a 10% increase (decrease) of the value of the Canadian dollar relative to the United States dollar would increase (decrease) net income by $1.1 million and other comprehensive income by $4.9 million, respectively.

Other Risks

Sandstorm holds common shares, convertible debentures, and warrants of other companies with a combined fair market value as at March 31, 2017 of $99.9 million (December 31, 2016 – $61.3 million). The daily exchange traded volume of these shares, including the shares underlying the warrants, may not be sufficient for the Company to liquidate its position in a short period of time without potentially affecting the market value of the shares. The Company is subject to default risk with respect to any debt instruments. The Company is exposed to equity price risk as a result of holding short and long-term investments in other mining companies. The Company does not actively trade these investments. Based on the Company's short and long-term investments held as at March 31, 2017 a 10% increase (decrease) in the equity prices of these investments would increase (decrease) net income by $1.9 million and other comprehensive income by $6.2 million.

— RISKS TO SANDSTORM

The primary risk factors affecting the Company are set forth below. For additional discussion of risk factors, please refer to the Company's annual information form dated March 29, 2017, which is available on www.sedar.com.

Risks Relating to Mineral Projects

To the extent that they relate to the production of gold or applicable commodity from, or the operation of, the Chapada Mine, the Cerro Moro Project, the Diavik Mine, the Aurizona Mine, the Santa Elena Mine, the Karma Project, the Ming Mine, the Black Fox Mine, the Bachelor Lake Mine, the Hugo North Extension and Heruga deposits, the Mt. Hamilton Project, the Gualcamayo Mine, the Emigrant Springs Mine, MWS, the San Andres Mine, the Prairie Creek Project, the Bracemac-McLeod Mine, the Hot Maden Project, the Hackett River Project, the Lobo-Marte Project, Agi Dagi and Kirazli or other royalties or commodity streams in Sandstorm's portfolio (the "Mines"), the Company will be subject to the risk factors applicable to the operators of such Mines. Whether the Mines will be commercially viable depends on a number of factors, including cash costs associated with extraction and processing, the particular attributes of the deposit, such as size, grade and proximity to infrastructure, as well as metal prices which are highly cyclical and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The Mines are also subject to other risks that could lead to their shutdown and closure including flooding and weather related events, the failure to receive permits or having existing permits revoked, collapse of mining infrastructure including tailings pond, as well as community or social related issues. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Mines becoming uneconomic resulting in their shutdown and closure. The Company is not entitled to purchase gold, other commodities or receive royalties, if no gold or applicable commodity is produced from the Mines.

No Control Over Mining Operations

The Company has no contractual rights relating to the operation or development of the Mines. Except for any payments which may be payable in accordance with applicable completion guarantees or cash flow guarantees, the Company will not be entitled to any material compensation if these mining operations do not meet their forecasted gold or other production targets in any specified period or if the Mines shut down or discontinue their operations on a temporary or permanent basis. The Mines may not commence commercial production within the time frames anticipated, if at all, and there can be no assurance that the gold or other production from such properties will ultimately meet forecasts or targets. At any time, any of the operators of the Mines or their successors may decide to suspend or discontinue operations. The Company is subject to the risk that the Mines shut down on a temporary or permanent basis due to issues including, but not limited to economics, lack of financial capital, floods, fire, mechanical malfunctions, social unrest, expropriation and other risks. There are no guarantees the Mines will achieve commercial production, ramp-up targets or complete expansion plans. These issues are common in the mining industry and can occur frequently.

Government Regulations

The Mines are subject to various foreign laws and regulations governing prospecting, exploration, development, production, exports, taxes, labour standards, waste disposal, protection and remediation of the environment, reclamation, historic and cultural resources preservation, mine safety and occupation health, handling, storage and transportation of hazardous substances and other matters. It is possible that the risks of expropriation, cancellation or dispute of licenses could result in substantial costs, losses and liabilities in the future. The costs of discovering, evaluating, planning, designing, developing, constructing, operating and closing the Mines in compliance with such laws and regulations are significant. It is possible that the costs and delays associated with compliance of such laws and regulations could become such that the owners or operators of the Mines would not proceed with the development of or continue to operate the Mines. Moreover, it is possible that future regulatory developments, such as increasingly strict environmental protection laws, regulations and enforcement policies thereunder, and claims for damages to property and persons resulting from the Mines could result in substantial costs and liabilities in the future.

International Operations

The Chapada Mine and the Aurizona Mine are located in Brazil, the Santa Elena Mine is located in Mexico, the Emigrant Springs Mine and the Mt. Hamilton Project are located in the United States of America, the Gualcamayo Mine and the Cerro Moro Project is located in Argentina, MWS is located in South Africa, the Hugo North Extension and Heruga projects are located in Mongolia, the Karma Project is located in Burkina Faso, the San Andres Mine is located in Honduras, the Hot Maden Project, Agi Dagi and Kirazli are located in Turkey, the Lobo-Marte Project is located in Chile, and each of the Diavik Mine, the Ming Mine, the Black Fox Mine, Bachelor Lake Mine, Prairie Creek Project, the Hackett River Project and the Bracemac-McLeod Mine are located in Canada and as such, the Mines are exposed to various levels of political, economic and other risks and uncertainties. These risks and uncertainties include, but are not limited to, terrorism, hostage taking, military repression, crime, political instability, currency controls, extreme fluctuations in currency exchange rates, high rates of inflation, labour unrest, the risks of war or civil unrest, expropriation and nationalization, renegotiation or nullification of existing concessions, licenses, permits, approvals and contracts, illegal mining, changes in taxation policies, restrictions on foreign exchange and repatriation, and changing political conditions, and governmental regulations.

Changes, if any, in mining or investment policies or shifts in political attitude in Mexico, Brazil, Mongolia, the United States of America, Burkina Faso, Argentina, Honduras, French Guiana, Chile, Turkey or Canada may adversely affect the operations or profitability of the Mines in these countries. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use, mine safety and the rewarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. Any changes or unfavorable assessments with respect to (i) the validity, ownership or existence of the Entrée concessions; as well as (ii) the validity or enforceability of Entrée's joint venture agreement with Oyu Tolgoi LLC may adversely affect the Company's profitability or profits realized under the Entrée Gold Stream. The Serra Pelada royalty cash flow or profitability may be adversely impacted if the Cooperative de Mineracao dos Garimpeiros de Serra Pelada, which hold a 25% interest in the Serra Pelada Mine, continue to take unfavorable actions. In addition, Colossus' Brazilian subsidiary has payables in excess of $30 million and accordingly, there is a risk that they may be unable to repay their debts, resulting in insolvency and loss of any rights to the Serra Pelada mine. A failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure, could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests. The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on the Mines.

Income Taxes

The Company has a subsidiary in Barbados, Sandstorm Gold (Barbados) Limited, which entered into Gold Streams in connection with the Aurizona, Karma, and Santa Elena transactions. No assurance can be given that new taxation rules will not be enacted or that existing rules will not be applied in a manner which could result in the Company's past and future profits being subject to increased levels of income tax. The Company's international transactions have not yet been audited by the Canada Revenue Agency, and should such transactions be audited, no assurances can be given that the tax matters will be resolved favorably. The Company's commodity streams and royalties in connection with Chapada, Cerro Moro, Diavik, Black Fox, Ming, Hugo North Extension and Heruga, MWS, Bachelor Lake, Mt. Hamilton, Prairie Creek, San Andres, Hot Maden Project, Hackett River Project, Lobo-Marte Project, Agi Dagi, Kirazli and Bracemac-McLeod transactions have been entered into directly by Canadian based subsidiaries and will therefore, be subject to Canadian, and/or U.S./international taxation, as the case may be. The Gualcamayo NSR was entered into through an Argentinian subsidiary and therefore, may be subject to Canadian, and/or Argentinian taxation, as the case may be. The Emigrant Springs NSR was entered into through a US subsidiary and therefore, may be subject to Canadian, and/or US taxation, as the case may be.

Gold and Silver Prices

The price of the common shares, warrants, and the Company's financial results may be significantly adversely affected by a decline in the price of gold and silver. The price of gold and silver fluctuates widely, especially in recent years, and is affected by numerous factors beyond the Company's control, including but not limited to, the sale or purchase of gold and silver by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the U.S. dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major gold and silver producing countries throughout the world. In the event that the prevailing market price of gold is less than $531 per ounce in the case of the Black Fox Gold Stream, $500 per ounce in the case of the Bachelor Lake Gold Stream, $364 or $450 per ounce in the case of the Santa Elena Gold Stream, and $220 per ounce in the case of the Hugo North Extension and Heruga Gold Stream, the purchase price will be the then prevailing market price per ounce of gold and the Company will not generate positive cash flow or earnings on those Gold Streams. Furthermore, if the gold or silver price drops below the cost of producing gold or silver at the Mines, then the Mines may not produce any gold or silver. As a result, the Company will not be entitled to purchase any gold or silver.

Diamond Prices and Demand for Diamonds

The price of the common shares, warrants, and the Company's financial results may be significantly adversely affected by a decline in the price and demand for diamonds. Diamond prices fluctuate and are affected by numerous factors beyond the control of the Company, including worldwide economic trends, worldwide levels of diamond discovery and production, and the level of demand for, and discretionary spending on, luxury goods such as diamonds. Low or negative growth in the worldwide economy, renewed or additional credit market disruptions, natural disasters or the occurrence of terrorist attacks or similar activities creating disruptions in economic growth could result in decreased demand for luxury goods such as diamonds, thereby negatively affecting the price of diamonds. Similarly, a substantial increase in the worldwide level of diamond production or the release of stocks held back during recent periods of lower demand could also negatively affect the price of diamonds. In each case, such developments could have a material adverse effect on the Company's results of operations.

Copper Prices

The price of the common shares, warrants, and the Company's financial results may be significantly adversely affected by a decline in the price of copper. Copper prices fluctuate widely and are affected by numerous factors beyond the Company's control, including global supply and demand, expectations with respect to the rate of inflation, the exchange rates of the U.S. dollar to other currencies, interest rates, forward selling by producers, central bank sales and purchases, production and cost levels in major producing regions, global or regional political, economic or financial situations and a number of other factors.

Furthermore, if the copper price drops below the cost of producing copper at the Mines, then the Mines may not produce any copper. As a result, the Company will not be entitled to purchase any copper.

Solvency Risk of Counterparties

The price of the common shares and the Company's financial results may be significantly affected by the Mines operators' ability to continue as a going concern and have access to capital. The lack of access to capital could result in these companies entering bankruptcy proceedings and as a result, Sandstorm may not be able to realize any value from its respective streams or royalties.

— OTHER

Critical Accounting Estimates

The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenditures during the periods presented. Notes 2 and 4 of the Company's 2016 annual consolidated financial statements describes all of the significant accounting policies as well as the significant judgments and estimates.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company's Chief Executive Officer and the Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. The Company's system of disclosure controls and procedures includes, but is not limited to, the Disclosure Policy, the Code of Conduct, the Stock Trading Policy, Corporate Governance, the effective functioning of the Audit Committee and procedures in place to systematically identify matters warranting consideration of disclosure by the Audit Committee.

Management's Report on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining effective internal control over financial reporting as such term is defined in the rules of the National Instrument 52-109 in Canada ("NI 52-109") and under the Securities Exchange Act of 1934, as amended, in the United States. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company's financial reporting for external purposes in accordance with IFRS as issued by the IASB.

The Company's internal control over financial reporting includes:

↳ maintaining records, that in reasonable detail, accurately and fairly reflect our transactions and dispositions of the assets of the Company;

↳ providing reasonable assurance that transactions are recorded as necessary for preparation of the consolidated financial statements in accordance with IFRS as issued by the IASB;

↳ providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and the directors of the Company; and

↳ providing reasonable assurance that unauthorized acquisition, use or disposition of Company assets that could have a material effect on the Company's consolidated financial statements would be prevented or detected on a timely basis.

The Company's internal control over financial reporting may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because changes in conditions or deterioration in the degree of compliance with the Company's policies and procedures. Management assessed the effectiveness of the Company's internal control over financial reporting as of March 31, 2017 based on the criteria set forth in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has concluded that, as of March 31, 2017, the Company's internal control over financial reporting is effective and no material weaknesses were identified.

Changes in Internal Controls

There were no changes in internal controls of the Company during the three months ended March 31, 2017 that has materially affected, or is likely to materially affect, the Company's internal control over financial reporting or disclosure controls and procedures.

Limitations of Controls and Procedures

The Company's management, including the Chief Executive Officer and the Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

FORWARD LOOKING STATEMENTS

↗ This MD&A and any exhibits attached hereto and incorporated herein, if any, contain "forward-looking statements", within the meaning of the U.S. Securities Act of 1933, as amended, the U.S. Securities exchange Act of 1934, as amended, the United States Private Securities Litigation Reform Act of 1995, and applicable Canadian and other securities legislation, concerning the business, operations and financial performance and condition of Sandstorm. Forward-looking information is provided as of the date of this MD&A and Sandstorm does not intend, and does not assume any obligation, to update this forward-looking information, except as required by law.

Generally, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking information is based on reasonable assumptions that have been made by Sandstorm as at the date of such information and is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Sandstorm to be materially different from those expressed or implied by such forward-looking information, including but not limited to: the impact of general business and economic conditions; the Chapada Mine, the Cerro Moro Project, the Ming Mine, the Gualcamayo Mine, the Karma Project, the Emigrant Springs Mine, MWS, the Hugo North Extension and Heruga deposits, the mines underlying the Sandstorm portfolio of royalties, the Bachelor Lake Mine, the Diavik Mine, the Mt. Hamilton mine, the Prairie Creek Project, the San Andres Mine, the Hot Maden Project, the Hackett River Project, the Lobo-Marte Project, Agi Dagi and Kirazli or the Bracemac-McLeod Mine; the absence of control over mining operations from which Sandstorm will purchase gold and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined; problems inherent to the marketability of minerals; industry conditions, including fluctuations in the price of metals, fluctuations in foreign exchange rates and fluctuations in interest rates; government entities interpreting existing tax legislation or enacting new tax legislation in a way which adversely affects Sandstorm; stock market volatility; competition; as well as those factors discussed in the section entitled "Risks to Sandstorm" herein and those risks described in the section entitled "Risk Factors" contained in Sandstorm's most recent Annual Information Form for the year ended December 31, 2016 available at www.sedar.com and www.sec.gov and incorporated by reference herein.

Forward-looking information in this MD&A includes, among other things, disclosure regarding: Sandstorm's existing Gold Streams and royalties as well as its future outlook, the mineral reserve and mineral resource estimates for each of the Chapada Mine, the Cerro Moro Project, the Diavik Mine, the Aurizona Mine, the Gualcamayo Mine, the Emigrant Springs Mine, MWS, the Santa Elena Mine, the Ming Mine, the Black Fox Mine, the Hugo North Extension and Heruga deposits, the Karma Project, the mines underlying the Sandstorm portfolio of royalties, the Bachelor Lake Mine, the Mt. Hamilton Mine, the Prairie Creek Project, the San Andres Mine, the Hot Maden Project, the Hackett River Project, the Lobo-Marte Project, Agi Dagi and Kirazli and the Bracemac-McLeod Mine. Forward-looking information is based on assumptions management believes to be reasonable, including but not limited to the continued operation of the mining operations from which Sandstorm will purchase gold, other commodity or receive royalties from, no material adverse change in the market price of commodities, that the mining operations will operate in accordance with their public statements and achieve their stated production outcomes, and such other assumptions and factors as set out therein.

Although Sandstorm has attempted to identify important factors that could cause actual actions, events or results to differ materially from those contained in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information.

Financial Statements

Condensed Consolidated Interim Financial Statements (Unaudited)

For The Period Ended March 31, 2017

Condensed Consolidated Interim Statements of Financial Position

(unaudited)
Expressed in U.S. Dollars ($000s)

Assets	Note		March 31, 2017		December 31, 2016
Current					
Cash and cash equivalents		$	32,038	$	21,434
Short-term investments	5		3,355		–
Trade receivables and other			7,639		6,663
		$	43,032	$	28,097
Non-current					
Mineral, royalty and other interests	4	$	393,503	$	402,785
Investments	5		96,561		61,293
Deferred financing costs			1,791		1,935
Loans receivable	5		–		23,357
Deferred income tax assets			15,298		16,934
Receivables and other			157		481
Total assets		**$**	**550,342**	**$**	**534,882**
Liabilities					
Current					
Trade and other payables		$	4,216	$	4,289
Non-current					
Deferred income tax liabilities			3,197		3,288
		$	3,197	$	3,288
		$	**7,413**	**$**	**7,577**
Equity					
Share capital	6	$	573,302	$	573,085
Reserves	6		24,717		23,915
Deficit			(28,708)		(35,672)
Accumulated other comprehensive loss			(26,382)		(34,023)
		$	542,929	$	527,305
Total liabilities and equity		**$**	**550,342**	**$**	**534,882**

Share capital and reserves (Note 6), Contractual obligations (Note 11), Subsequent event (Note 13)

ON BEHALF OF THE BOARD:

"Nolan Watson", *Director*   **"David De Witt",** *Director*

The accompanying notes are an integral part of these condensed consolidated Interim financial statements ↖

Condensed Consolidated Interim Statements of Income

(unaudited)
Expressed in U.S. Dollars ($000s)

	Note	Three Months Ended March 31, 2017	Three Months Ended March 31, 2016
Sales	12	$ 12,861	$ 8,504
Royalty revenue	12	5,963	4,880
		$ 18,824	$ 13,384
Cost of sales, excluding depletion		$ 4,020	$ 3,039
Depletion		8,266	5,230
Total cost of sales		$ 12,286	$ 8,269
Gross profit		$ 6,538	$ 5,115
Expenses and other (income)			
▸ Administration expenses [1]	8	$ 1,336	$ 1,225
▸ Project evaluation [1]		1,168	1,148
▸ Foreign exchange loss (gain)		(55)	37
▸ (Gain) loss on revaluation of investments	5	(2,729)	(13,449)
▸ Finance income		(283)	(802)
▸ Finance expenses and other		332	1,392
▸ Gain on settlement of loan receivable and mineral interest disposal		(2,210)	–
▸ Mineral, royalty and other interests impairments		–	1,368
Income before taxes		$ 8,979	$ 14,196
Current income tax expense	7	$ 172	$ 329
Deferred income tax expense	7	1,843	708
		2,015	1,037
Net income for the period		**$ 6,964**	**$ 13,159**
Basic earnings per share		$ 0.05	$ 0.10
Diluted earnings per share		$ 0.04	$ 0.10
Weighted average number of common shares outstanding			
▸ Basic	6 (e)	151,943,010	136,030,128
▸ Diluted	6 (e)	158,659,005	136,728,726
[1] Equity settled stock based compensation (a non-cash item) is included in administration expenses and project evaluation		$ 948	$ 784

Condensed Consolidated Interim Statements of Comprehensive Income

(unaudited)

Expressed in U.S. Dollars ($000s)

	Note	Three Months Ended March 31, 2017	Three Months Ended March 31, 2016
Net income for the period		$ 6,964	$ 13,159
Other comprehensive income for the period			
Items that may subsequently be re-classified to net income:			
Currency translation differences		$ 139	$ 95
Items that will not subsequently be reclassified to net income:			
Gain on investments, including a tax recovery of $293 (Prior period – $174)	5	7,502	8,767
Total other comprehensive income for the period		$ **7,641**	$ **8,862**
Total comprehensive income for the period		**$ 14,605**	**$ 22,021**

The accompanying notes are an integral part of these condensed consolidated Interim financial statements

Condensed Consolidated Interim Statements of Cash Flows

(unaudited)

Expressed in U.S. Dollars ($000s)

Cash flow from (used in):	Note	Three Months Ended March 31, 2017	Three Months Ended March 31, 2016
Operating activities			
▸ Net income for the period		$ 6,964	$ 13,159
Items not affecting cash:			
▸ Depletion and depreciation and financing amortization		8,453	5,451
▸ Mineral, royalty and other interests impairments		-	1,368
▸ Deferred income tax expense		1,843	760
▸ Share-based payment		948	784
▸ (Gain) on revaluation of investments		(2,729)	(13,449)
▸ Interest on loan receivable		(409)	(382)
▸ Loss (gain) on disposal of mineral interest and loan receivable and other	5	(1,912)	-
▸ Changes in non-cash working capital	9	(1,220)	1,994
		$ 11,938	$ 9,685
Investing activities			
▸ Acquisition of mineral, royalty and other interests	4 (b)	$ (1,953)	$ (6,199)
▸ Acquisition of investments and other assets	5	(3,169)	(2,581)
▸ Proceeds from disposition of mineral, royalty and other interests, investments and other assets		3,600	5,599
		$ (1,522)	$ (3,181)
Financing activities			
▸ Proceeds on exercise of warrants, options and other	6	$ 49	$ (50)
▸ Bank debt repaid		-	(6,500)
		$ 49	$ (6,550)
Effect of exchange rate changes on cash and cash equivalents		$ 139	$ 16
Net increase (decrease) in cash and cash equivalents		$ 10,604	(30)
Cash and cash equivalents — beginning of the period		21,434	5,346
Cash and cash equivalents — end of the period		**$ 32,038**	**$ 5,316**

Supplemental cash flow information (note 9)

↗ The accompanying notes are an integral part of these condensed consolidated Interim financial statements

40 —

Condensed Consolidated Interim Statements of Changes in Equity

(unaudited)
Expressed in U.S. Dollars ($000s)

	Note	Share Capital		Reserves			Accumulated Other Comprehensive	
		Number	Amount	Share Options	Share Purchase Warrants	Deficit	Income (Loss)	Total
At January 1, 2016		**128,880,314**	**$ 491,769**	**$ 10,351**	**$ 13,017**	**$ (60,926)**	**$ (51,560)**	**$ 402,651**
Vesting of restricted stock rights		1,159	13	(13)	-	-	-	-
Shares issued for acquisition of royalties and other		9,049,322	16,159	-	-	-	-	16,159
Share issuance costs		-	(50)	-	-	-	-	(50)
Share based payment		-	-	784	-	-	-	784
Total Comprehensive Income		-	-	-	-	13,159	8,862	22,021
At March 31, 2016		**137,930,795**	**$ 507,891**	**$ 11,122**	**$ 13,017**	**$ (47,767)**	**$ (42,698)**	**$ 441,565**
Shares Issued		12,921,400	57,500	-	-	-	-	57,500
Options exercised	6 (b)	1,516,402	7,609	(2,199)	-	-	-	5,410
Vesting of restricted stock rights		78,699	347	(347)	-	-	-	-
Acquisition and cancellation of common shares (normal course issuer bid)		(619,999)	(2,280)	-	-	-	-	(2,280)
Share issuance costs (net of deferred tax of $986)		-	(2,757)	-	-	-	-	(2,757)
Shares issued for acquisition of royalties and other		103,985	4,775	-	-	-	-	4,775
Share based payment		-	-	2,322	-	-	-	2,322
Total Comprehensive Income		-	-	-	-	12,095	8,675	20,770
At December 31, 2016		**151,931,282**	**$ 573,085**	**$ 10,898**	**$ 13,017**	**$ (35,672)**	**$ (34,023)**	**$ 527,305**
Options exercised	6 (b)	23,333	69	(18)	-	-	-	51
Vesting of restricted stock rights		39,654	128	(128)	-	-	-	-
Financing costs and other		-	20	-	-	-	-	20
Share based payments		-	-	948	-	-	-	948
Total Comprehensive Income		-	-	-	-	6,964	7,641	14,605
At March 31, 2017		**151,994,269**	**$ 573,302**	**$ 11,700**	**$ 13,017**	**$ (28,708)**	**$ (26,382)**	**$ 542,929**

The accompanying notes are an integral part of these condensed consolidated Interim financial statements ⬉

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

March 31, 2017 | Expressed in U.S. Dollars

1   NATURE OF OPERATIONS

Sandstorm Gold Ltd. was incorporated under the Business Corporations Act of British Columbia on March 23, 2007. Sandstorm Gold Ltd. and its subsidiary entities (collectively "Sandstorm", "Sandstorm Gold" or the "Company") is a resource-based company that seeks to acquire gold and other metals purchase agreements ("Gold Streams" or "Streams") and royalties from companies that have advanced stage development projects or operating mines. In return for making an upfront payment to acquire a Gold Stream or royalty, Sandstorm receives the right to purchase, at a fixed price per unit or at a variable price based on spot, a percentage of a mine's production for the life of the mine (in the case of a stream) or a portion of the revenue generated from the mine (in the case of a royalty).

The head office, principal address and registered office of the Company are located at Suite 1400, 400 Burrard Street, Vancouver, British Columbia, V6C 3A6.

These condensed consolidated interim financial statements were authorized for issue by the Board of Directors of the Company on May 8, 2017.

2   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A   Statement of Compliance

These condensed consolidated interim financial statements, including comparatives, have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"), applicable to preparation of interim financial statements including International Accounting Standard 34- Interim Financial Reporting ("IAS 34"). Accordingly, certain disclosures included in annual financial statements prepared in accordance with IFRS as issued by the IASB have been condensed or omitted. These unaudited condensed consolidated interim financial statements should be read in conjunction with the Company's audited consolidated financial statements for the year ended December 31, 2016.

The accounting policies applied in the preparation of these condensed consolidated interim financial statements are consistent with those applied and disclosed in the Company's audited consolidated financial statements for the year ended December 31, 2016. The Company's interim results are not necessarily indicative of its results for a full year.

B   Basis of Presentation

These condensed consolidated interim financial statements have been prepared on a historical cost basis except for certain financial instruments, which are measured at fair value.

The condensed consolidated interim financial statements are presented in United States dollars, and all values are rounded to the nearest thousand except as otherwise indicated.

3   FINANCIAL INSTRUMENTS

A   Fair Value Estimation

The fair value hierarchy establishes three levels to classify fair value measurements based upon the observability of significant inputs used in the valuation techniques. The three levels of the fair value hierarchy are described below:

Level 1 | Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities. Investments in common shares and warrants held that have direct listings on an exchange are classified as Level 1.

Level 2 | Quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liabilities. Investments in warrants and convertible debt instruments held that are not listed on an exchange are classified as Level 2.

Level 3 | Prices or valuation techniques that require inputs that are both significant to fair value measurement and unobservable (supported by little or no market activity).

The following table sets forth the Company's financial assets and liabilities measured at fair value on a recurring basis by level within the fair value hierarchy as at March 31, 2017 and December 31, 2016. As required by IFRS 13, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

As at March 31, 2017:

In $000s	Total	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Un-observable inputs (Level 3)
Short-term investments				
▶ convertible debt	$ 3,355	$ -	$ 3,355	$ -
Long-term investments				
▶ common shares held	$ 62,314	$ 62,314	$ -	$ -
▶ warrants	6,179	-	6,179	-
▶ convertible debt	28,068	-	28,068	-
	$ 99,916	**$ 62,314**	**$ 37,602**	**$ -**

As at December 31, 2016:

In $000s	Total	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Un-observable inputs (Level 3)
Long-term investments				
▶ common shares held	$ 28,850	$ 28,850	$ -	$ -
▶ warrants	3,404	-	3,404	-
▶ convertible debt	29,039	-	29,039	-
	$ 61,293	**$ 28,850**	**$ 32,443**	**$ -**

The fair value of the Company's financial instruments which include cash and cash equivalents, trade receivables and other, receivables and other, forward purchase contracts and trade and other payables approximate their carrying values at March 31, 2017.

B   Credit Risk

The Company's credit risk is limited to cash and cash equivalents, trade receivables and other, and receivables and other in the ordinary course of business. The Company's trade receivables and other is subject to the credit risk of the counterparties who own and operate the mines underlying Sandstorm's royalty portfolio. In order to mitigate its exposure to credit risk, the Company closely monitors its financial assets and maintains its cash deposits in several high-quality financial institutions. The Company's convertible debenture due from Trek Mining Inc. ("Trek") is subject to Trek's credit risk and the Company's ability to realize on its security.

C   Currency Risk

Financial instruments that impact the Company's net income or other comprehensive income due to currency fluctuations include: cash and cash equivalents, trade receivables and other, investments and trade and other payables denominated in Canadian dollars. Based on the Company's Canadian dollar denominated monetary assets and monetary liabilities at March 31, 2017 a 10% increase (decrease) of the value of the Canadian dollar relative to the United States dollar would increase (decrease) net income by $1.1 million and other comprehensive income by $4.9 million, respectively.

D   Liquidity Risk

The Company has in place a planning and budgeting process to help determine the funds required to support the Company's normal operating requirements on an ongoing basis. In managing liquidity risk, the Company takes into account the available undrawn balance on its Revolving Facility, anticipated cash flows from operations and its holding of cash and cash equivalents. As at March 31, 2017, the Company had cash and cash equivalents of $32.0 million (December 31, 2016 — $21.4 million). Sandstorm holds common shares, convertible debentures, and warrants of other companies with a combined fair market value as at March 31, 2017, of $99.9 million (December 31, 2016 — $61.3 million).

The daily exchange traded volume of these shares, including the shares underlying the warrants, may not be sufficient for the Company to liquidate its position in a short period of time without potentially affecting the market value of the shares.

E   Other Price Risk

The Company is exposed to equity price risk as a result of holding short and long-term investments in other mining companies. The Company does not actively trade these investments. The equity prices of these investments are impacted by various underlying factors including commodity prices. Based on the Company's short and long-term investments held as at March 31, 2017 a 10% increase (decrease) in the equity prices of these investments would increase (decrease) net income by $1.9 million (December 31, 2016 — $1.2 million) and other comprehensive income $6.2 million (December 31, 2016 — $2.9 million).

4   MINERAL, ROYALTY AND OTHER INTERESTS

A   Carrying Amount

As of and for the three months ended March 31, 2017:

In $000s		Cost			Accumulated Depletion					Carrying Amount
		Opening	Net Additions (disposals)	Ending	Opening	Depletion[1]	Inventory depletion adjustment	Impairment	Ending	
Aurizona	BRA	$ 11,033	$ -	$ 11,033	$ 310	$ -	$ -	$ -	$ 310	$ 10,723
Bachelor Lake	CAN	23,972	-	23,972	19,339	1,129	341	-	20,809	3,163
Black Fox	CAN	37,761	-	37,761	24,395	451	116	-	24,962	12,799
Chapada	BRA	69,528	-	69,528	2,737	978	-	-	3,715	65,813
Diavik	CAN	53,111	-	53,111	11,792	1,390	-	-	13,182	39,929
Hugo North Extension and Heruga	MNG	35,351	-	35,351	-	-	-	-	-	35,351
Karma	BFA	26,289	-	26,289	2,619	524	262	-	3,405	22,884
Ming	CAN	20,068	-	20,068	8,585	-	60	-	8,645	11,423
Santa Elena	MEX	23,342	-	23,342	19,308	213	94	-	19,615	3,727
Yamana silver stream	ARG	74,234	-	74,234	1,427	433	242	-	2,102	72,132
Royalties[2]		227,915	(1,189)	226,726	115,492	1,831	-	-	117,323	109,403
Other[3]		10,725	-	10,725	4,540	-	29	-	4,569	6,156
Total[4]		$ 613,329	$ (1,189)	$ 612,140	$ 210,544	$ 6,949	$ 1,144	$ -	$ 218,637	$ 393,503

1   Depletion during the period in the Condensed Consolidated Interim Statements of $8.3M is comprised of depletion expense for the period of $7M, and $1.3M from the Inventory depletion adjustment as at December 31, 2016.

2   Includes Bracemac-McLeod, Coringa, Mt. Hamilton, Paul Isnard, Prairie Creek, Ann Mason, Gualcamayo, Emigrant Springs, Mine Waste Solutions, San Andres, Sao Francisco, Thunder Creek, the Early Gold Deposit, Hot Maden, Hackett River, Lobo-Marte, Agi Dagi & Kirazli, Forrestania and others.

3   Includes Trek Mining (previously JDL) Stream and other.

4   Total Mineral, royalty and other interests includes $96.8 million of assets located in Canada, $94.1 million in Argentina, $84.4 million in Brazil, $36.6 million in Mongolia, $22.9 million in Burkina Faso, $21.0 million in the United States, $10.3 million in Turkey, $4.0 million in South Africa, $3.7 million in Mexico, $5.2 million in French Guiana, $5.7 million in Peru, $3.2 million in Australia and $5.6 million in other countries.

As of and for the year ended December 31, 2016:

		Cost			Accumulated Depletion					Carrying
In $000s		Opening	Net Additions (disposals)	Ending	Opening	Depletion	Inventory depletion adjustment	Impairment	Ending	Carrying Amount
Aurizona	BRA	$ 11,000	$ 33	$ 11,033	$ 310	$ –	$ –	$ –	$ 310	$ 10,723
Bachelor Lake	CAN	22,671	1,301	23,972	14,678	4,411	250	–	19,339	4,633
Black Fox	CAN	37,758	3	37,761	22,117	2,011	267	–	24,395	13,366
Chapada	BRA	69,520	8	69,528	–	2,737	–	–	2,737	66,791
Diavik	CAN	53,111	–	53,111	6,273	5,519	–	–	11,792	41,319
Hugo North Extension and Heruga	MNG	42,493	(7,142)	35,351	–	–	–	–	–	35,351
Karma	BFA	21,174	5,115	26,289	–	2,095	524	–	2,619	23,670
Ming	CAN	20,068	–	20,068	7,622	792	171	–	8,585	11,483
Santa Elena	MEX	23,342	–	23,342	17,202	2,001	105	–	19,308	4,034
Yamana silver stream	ARG	74,229	5	74,234	–	1,427	–	–	1,427	72,807
Royalties [1]		206,724	21,191	227,915	106,393	6,592	–	2,507	115,492	112,423
Other [2]		11,339	(614)	10,725	4,471	69	–	–	4,540	6,185
Total [3]		$ 593,429	$ 19,900	$ 613,329	$ 179,066	$ 27,654	$ 1,317	$ 2,507	$ 210,544	$ 402,785

1 Includes Bracemac-McLeod, Coringa, Mt. Hamilton, Paul Isnard, Prairie Creek, Ann Mason, Gualcamayo, Emigrant Springs, Mine Waste Solutions, San Andres, Sao Francisco, Thunder Creek, Bomboré, the Early Gold Deposit, Hot Maden, Hackett River, Lobo-Marte, Agi Dagi & Kirazli, Forrestania and others.

2 Includes Trek Mining (previously JDL) Stream and other.

3 Total Mineral, royalty and other interests includes $99.7 million of assets located in Canada, $95.2 million in Argentina, $85.4 million in Brazil, $36.6 million in Mongolia, $26.8 million in Burkina Faso, $21.4 million in the United States, $10.3 million in Turkey, $4.1 million in South Africa, $4.0 million in Mexico, $5.2 million in French Guiana, $4.9 million in Peru, $3.3 million in Australia and $5.9 million in other countries.

B   Other

Orezone   ‹ UPDATE

On January 26, 2017, Orezone Gold Corporation exercised its option to repurchase the royalty on the Bomboré gold project for $3.6 million, representing a 20% premium to the original upfront payment.

5   INVESTMENTS

As of and for the three months ended March 31, 2017:

In $000s	Fair Value January 1, 2017		Net Additions (Disposals)		Fair Value Adjustment		Fair Value March 31, 2017	
Short-term investments								
▶ Convertible debt instruments [2]	$	3,294	$	-	$	61	$	3,355
Total short-term investments	$	3,294	$	-	$	61	$	3,355
Non-current investments								
▶ Common shares [1]	$	28,850	$	26,255	$	7,209	$	62,314
▶ Warrants [2]		3,404		2,430		345		6,179
▶ Convertible debt instruments [2]		25,745		-		2,323		28,068
Total non-current investments	$	57,999	$	28,685	$	9,877	$	96,561
Total Investments	**$**	**61,293**	**$**	**28,685**	**$**	**9,938**	**$**	**99,916**

1   *Fair value adjustment recorded within Other Comprehensive Income for the year*

2   *Fair value adjustment recorded within Net Income for the year*

On March 31, 2017, Luna Gold Corp ("Luna") completed its previously announced merger with JDL Gold Corp creating Trek, a new multi-asset mining company. Concurrent with the closing of the transaction, the term debt facility that was owed by Luna to Sandstorm, in the amount of $20 million plus accrued interest, was settled in common shares and warrants in Trek. The Company recognized a gain of $1.8 million on the settlement of the debt.

As of and for the three months ended March 31, 2016:

In $000s	Fair Value January 1, 2016		Net Additions (Disposals)		Fair Value Adjustment		Fair Value March 31, 2016	
Common shares [1]	$	14,990	$	4,066	$	8,593	$	27,649
Warrants [2]		35		60		828		923
Convertible debt instruments [2]		11,555		-		12,621		24,176
Total	$	26,580	$	4,126	$	22,042	$	52,748

1   *Fair value adjustment recorded within Other Comprehensive Income for the year*

2   *Fair value adjustment recorded within Net Income for the year*

6   SHARE CAPITAL AND RESERVES

A   Shares Issued

The Company is authorized to issue an unlimited number of common shares without par value.

Under the Company's normal course issuer bid ("NCIB"), the Company is able until April 4, 2018, to purchase up to 7,597,730 common shares. The NCIB provides the Company with the option to purchase its common shares from time to time.

B   Stock Options of the Company

The Company has an incentive stock option plan (the "Option Plan") whereby the Company may grant share options to eligible employees, officers, directors and consultants at an exercise price, expiry date, and vesting conditions to be determined by the Board of Directors. The maximum expiry date is five years from the grant date. All options are equity settled. The Option Plan permits the issuance of options which, together with the Company's other share compensation arrangements, may not exceed 8.5% of the Company's issued common shares as at the date of the grant.

A summary of the Company's options and the changes for the period are as follows:

	Number of Options	Weighted Average Exercise Price (C$)
Options outstanding at December 31, 2015	**6,855,582**	**5.45**
Granted	1,336,000	4.96
Exercised	(1,516,402)	(4.63)
Expired unexercised	(440,000)	(6.35)
Options outstanding at December 31, 2016	**6,235,180**	**4.71**
Exercised	(23,333)	(2.93)
Options outstanding at March 31, 2017	**6,211,847**	**4.72**

The weighted-average share price at the time of exercise for shares exercised during the three months ended March 31, 2017 was C$5.57 per share (C$7.16—year ended December 31, 2016). The weighted average remaining contractual life of the options as at March 31, 2017 was 3.10 years (3.35 years—as at December 31, 2016).

A summary of the Company's share purchase options
as of March 31, 2017 is as follows:

Number Outstanding	Exercisable	Exercise Price per Share		Expiry Date
27,000	27,000	C$	18.33	August 22, 2017
5,850	5,850		18.33	October 4, 2017
402,133	402,133		16.35	December 11, 2017
150,000	150,000		11.78	December 21, 2017
10,875	10,875		11.31	February 19, 2018
3,625	3,625		10.62	March 1, 2018
12,375	12,375		8.89	December 13, 2018
25,000	16,667		6.03	May 16, 2019
2,952,739	1,706,925		2.93	November 13, 2019
1,084,000	361,338		3.60	December 9, 2020
200,000	66,667		3.64	December 22, 2020
1,336,000	–		4.96	December 12, 2021
2,250	2,250		15.00	March 30, 2022
6,211,847	**2,765,705**	**C$**	**5.75**[1]	

1 *Weighted average exercise price of options that are exercisable.*

C   Share Purchase Warrants

A summary of the Company's warrants and the
changes for the period are as follows:

	Number of Warrants	Shares to be Issued Upon Exercise of the Warrants
Warrants outstanding at December 31, 2015	**29,307,173**	**29,307,173**
Expired unexercised	(1,256,662)	(1,256,662)
Exercised	(4,111)	(4,111)
Warrants outstanding at December 31, 2016 and March 31, 2017	**28,046,400**	**28,046,400**

A summary of the Company's warrants as of
March 31, 2017 are as follows:

Number Outstanding	Exercise Price per Share	Expiry Date
5,002,500	$14.00	September 7, 2017
3,000,000	$4.50	March 23, 2020
15,000,000	$3.50	October 27, 2020
5,043,900	$4.00	November 3, 2020
28,046,400		

D   Restricted Share Rights

The Company has a restricted share plan (the "Restricted Share Plan") whereby the Company may grant restricted share rights to eligible employees, officers, directors and consultants at an expiry date to be determined by the Board of Directors. Each restricted share right entitles the holder to receive a common share of the Company without any further consideration. The Restricted Share Plan permits the issuance of up to a maximum of 3,800,000 restricted share rights ("RSR").

As at March 31, 2017, the Company had 1,905,164 RSRs outstanding.

E   Diluted Earnings Per Share

Diluted earnings per share is calculated
based on the following:

In $000s	Three Months Ended March 31, 2017	Three Months Ended March 31, 2016
Net income	$ 6,964	$ 13,159
Basic weighted average number of shares	151,943,010	136,030,218
Basic earnings per share	$ 0.05	$ 0.10
Effect of dilutive securities		
▸ Stock options	1,843,977	522,410
▸ Warrants	3,527,324	–
▸ Restricted share rights	1,344,694	176,098
Diluted weighted average number of common shares	**158,659,005**	**136,728,726**
Diluted earnings per share	$ 0.04	$ 0.10

The following table lists the number of stock options, warrants and RSRs excluded from the computation of diluted earnings per share because the exercise prices exceeded the average market value of the common shares of C$5.82 during the period ended March 31, 2017 (March 31, 2016 — C$4.43), or because a performance obligation had not been met as at March 31, 2017.

	Three Months Ended March 31, 2017	Three Months Ended March 31, 2016
Stock Options	1,975,108	2,918,108
Warrants	8,002,500	33,528,741
RSRs	–	619,935

7   INCOME TAXES

The income tax expense differs from the amount that would result from applying the federal and provincial income tax rate to the net income before income taxes.

These differences result from the following items:

In $000s	Three Months Ended March 31, 2017		Three Months Ended March 31, 2016	
Income before income taxes	$	8,979	$	14,196
Canadian federal and provincial income tax rates		26.0%		26.0%
Income tax expense based on the above rates	$	2,335	$	3,691
Increase (decrease) due to:				
▸ Non-deductible expenses and permanent differences	$	247	$	(1,525)
▸ Change in deductible differences		–		520
▸ Change in unrecognized temporary differences		(35)		(1,642)
▸ Non-taxable portion of capital gain		(577)		–
▸ Difference between statutory and foreign tax rates		–		(55)
▸ Other		45		48
Income tax expense	$	2,015	$	1,037

8   ADMINISTRATION EXPENSES

The administration expenses for the Company are as follows:

In $000s	Three Months Ended March 31, 2017		Three Months Ended March 31, 2016	
Corporate administration	$	402	$	371
Employee benefits and salaries		260		289
Professional fees		90		231
Depreciation		41		52
Administration expenses before share based compensation	$	**793**	$	**943**
Equity settled share based compensation (a non-cash expense)		543		282
Total administration expenses	$	**1,336**	$	**1,225**

9   SUPPLEMENTAL CASH FLOW INFORMATION

In $000s	Three Months Ended March 31, 2017		Three Months Ended March 31, 2016	
Change in non-cash working capital:				
▸ Trade receivables and other	$	(1,129)	$	(54)
▸ Trade and other payables		(91)		2,048
Net (decrease) increase in cash	$	**(1,220)**	$	**1,994**
Significant non-cash transactions:				
▸ Shares and warrants issued for acquisition of mineral, royalty and other interests (note 6 (b))	$	–	$	16,159

10   KEY MANAGEMENT COMPENSATION

The remuneration of directors and those persons
having authority and responsibility for planning, directing
and controlling activities of the Company are as follows:

In $000s	Three Months Ended March 31, 2017		Three Months Ended March 31, 2016	
Employee salaries and benefits	$	284	$	269
Share-based payments		642		517
Total key management compensation expense	**$**	**926**	**$**	**786**

11   CONTRACTUAL OBLIGATIONS

In connection with its commodity streams, the Company
has committed to purchase the following:

Streams	% of Life of Mine Gold or Relevant Commodity [5, 6, 7, 8, 9]	Per Ounce Cash Payment: lesser of amount below and the then prevailing market price of commodity (unless otherwise noted) [1, 2, 3, 4]
Bachelor Lake	20%	$500
Black Fox	8%	$531
Chapada	4.2%	30% of copper spot price
Entrée Gold	5.62% on Hugo North Extension and 4.26% on Heruga	$220
Karma	26,875 ounces over 5 years and 1.625% thereafter	20% of gold spot price
Ming	25% of the first 175,000 ounces of gold produced, and 12% thereafter	$nil
Santa Elena	20%	$361
Yamana silver stream	Varies	30% of silver spot price

1   Subject to an annual inflationary adjustment except for Ming.

2   For the Entrée Gold Stream, after approximately 8.6 million ounces of gold have been produced from the joint venture property, the price increases
    to $500 per gold ounce.

3   For the Entrée silver stream, percentage of life of mine is 5.62% on Hugo North Extension and 4.26% on Heruga which the Company can purchase
    for the lesser of the prevailing market price and $5 per ounce of silver until 40.3 million ounces of silver have been produced from the entire joint
    venture property. Thereafter, the purchase price will increase to the lesser of the prevailing market price and $10 per ounce of silver.

4   For the Santa Elena Gold Stream, the Company can purchase for a per ounce cash payment equal to (i) the lesser of $361 and the then prevailing
    market price of gold for the open-pit mine and (ii) the lesser of $361 and the then prevailing market price of gold until 50,000 ounces of gold have
    been delivered to Sandstorm (inclusive of ounces already received from open-pit production), at which time the on-going per ounce payments will
    increase to the lesser of $450 and the then prevailing market price of gold for the underground mine.

5   For the Entrée Gold and silver stream, percentage of life of mine is 5.62% on Hugo North Extension and 4.26% on Heruga if the minerals produced
    are contained below 560 metres in depth.

6   For the Entrée Gold and silver stream, percentage of life of mine is 8.43% on Hugo North Extension and 6.39% on Heruga if the minerals produced
    are contained above 560 metres in depth.

7   *For the Entrée copper stream, the Company has committed to purchase an amount equal to 0.42% of the copper produced from the Hugo North Extension and Heruga deposits. If the minerals produced are contained above 560 metres in depth, then the commitment increases to 0.62% for both the Hugo North Extension and Heruga deposits. Sandstorm will make ongoing per pound cash payments equal to the lesser of $0.50 and the then prevailing market price of copper, until 9.1 billion pounds of copper have been produced from the entire joint venture property. Thereafter, the on-going per pound payments will increase to the lesser of $1.10 and the then prevailing market price of copper.*

8   *For the Chapada copper stream, the Company has committed to purchase an amount equal to 4.2% of the copper produced (up to an annual maximum of 3.9 million pounds of copper) until Yamana has delivered 39 million pounds of copper to Sandstorm; then 3.0% of the copper produced until, on a cumulative basis, Yamana has delivered 50 million pounds of copper to Sandstorm; then 1.5% of the copper produced thereafter, for the life of the mine. If Cerro Moro has not achieved the Commencement of Production and Sandstorm has not received cumulative pre-tax cash flow equal to $70 million from the Yamana silver stream, then the First Chapada Delivery Threshold and the Second Chapada Delivery Threshold will cease to be in effect and Sandstorm will continue to purchase 4.2% of Chapada's payable copper production (up to an annual maximum of 3.9 million pounds of copper), until such time as Sandstorm has received cumulative pre-tax cash flow equal to $70 million, or Cerro Moro has achieved the Commencement of Production.*

9   *Under the terms of the Yamana silver stream, Sandstorm has agreed to purchase an amount of silver from Cerro Moro equal to 20% of the silver produced (up to an annual maximum of 1.2 million ounces of silver), until Yamana has delivered to Sandstorm 7.0 million ounces of silver; then 9.0% of the silver produced thereafter. As part of the Yamana silver stream, through 2018, Sandstorm has also agreed to purchase an amount of silver from: (i) the Minera Florida mine in Chile equal to 38% of the silver produced (up to an annual maximum of 200,000 ounces of silver); and (ii) the Chapada mine in Brazil equal to 52% of the silver produced (up to an annual maximum of 100,000 ounces of silver).*

12   SEGMENTED INFORMATION

The Company's reportable operating segments, which are components of the Company's business where separate financial information is available and which are evaluated on a regular basis by the Company's Chief Executive Officer, who is the Company's chief operating decision maker, for the purpose of assessing performance, are summarized in the tables below:

For the three months ended March 31, 2017

In $000s	Sales	Royalty revenue	Cost of sales, excluding depletion	Depletion expense	Impairment of Mineral, royalty and other interest	Income (loss) before taxes	Cash from operating activities
Bachelor Lake, Canada	$ 2,127	$ 109	$ 880	$ 1,379	$ –	$ (23)	$ 1,202
Black Fox, Canada	1,883	–	818	717	–	348	1,247
Chapada, Brazil	2,721	–	807	978	–	936	1,914
Diavik, Canada	–	2,166	–	1,390	–	776	1,697
Karma, Burkina Faso	2,011	–	400	1,047	–	564	1,709
Ming, Canada	361	–	–	171	–	190	361
Santa Elena, Mexico	2,950	–	876	318	–	1,756	1,799
Yamana silver stream, Argentina	808	–	239	433	–	136	569
Other Royalties [1]	–	3,688	–	1,833	–	1,855	3,344
Corporate	–	–	–	–	–	2,441	(1,904)
Consolidated	**$ 12,861**	**$ 5,963**	**$ 4,020**	**$ 8,266**	**$ –**	**$ 8,979**	**$ 11,938**

1   *Where a mineral interest represents less than 10% of the Company's sales, gross margin or aggregate asset book value and represents a royalty on gold, silver or other metal, the Royalty interest has been summarized under Other Royalties. Other Royalties includes royalty revenue from Bracemac-McLeod, Gualcamayo, Emigrant Springs, Mine Waste Solutions, San Andres, Thunder Creek, Copper Mountain, Forrestania and Sheerness. Includes royalty revenue from royalty interests located in Canada of $1.6 million, in the United States of $0.8 million, in South America of $1.1 million and other of $0.2 million.*

For the three months ended March 31, 2016

In $000s	Sales	Royalty revenue	Cost of sales, excluding depletion	Depletion expense	Impairment of Mineral, royalty and other interest	Income (loss) before taxes	Cash from operating activities
Bachelor Lake, Canada	1,980	$ 100	$ 847	$ 694	$ -	$ 539	$ 1,233
Black Fox, Canada	1,587	-	696	597	-	294	891
Chapada, Brazil	1,144	-	354	552	-	238	790
Diavik, Canada	-	1,300	-	868	-	432	1,176
Santa Elena, Mexico	3,391	-	1,031	664	-	1,696	2,360
Yamana silver stream, Argentina	357	-	107	194	-	56	250
Other Royalties [1]	-	3,480	-	1,646	1,368	466	4,612
Other	45	-	4	15	-	26	45
Corporate	-	-	-	-	-	10,449	(1,672)
Consolidated	**$ 8,504**	**$ 4,880**	**$ 3,039**	**$ 5,230**	**$ 1,368**	**$ 14,196**	**$ 9,685**

1   Where a mineral interest represents less than 10% of the Company's sales, gross margin or aggregate asset book value and represents a royalty on gold, silver or other metal, the Royalty interest has been summarized under Other Royalties. Other royalties includes royalty revenue from Bracemac-McLeod, Gualcamayo, Emigrant Springs, Mine Waste Solutions, San Andres, Thunder Creek, Copper Mountain and Sheerness. Includes royalty revenue from royalty interests located in Canada of $2.4 million, in the United States of $0.4 million, and other of $2.1 million.

Total assets as of:

In $000s	March 31, 2017 [1]	December 31, 2016 [1]
Aurizona	$ 10,723	$ 10,723
Bachelor Lake	3,962	5,268
Black Fox	13,046	13,946
Chapada	65,814	66,791
Diavik	41,529	42,450
Entrée	35,351	35,351
Karma	23,251	24,389
Ming	11,422	11,653
Santa Elena	4,146	4,345
Yamana silver stream	72,519	72,807
Other Royalties [2]	111,973	114,662
Other [3]	6,197	6,190
Corporate	150,409	126,307
Consolidated	**$ 550,342**	**$ 534,882**

1   Includes related accounts receivables and inventory in relation to the respective properties.

2   Where a mineral interest represents less than 10% of the Company's sales, gross margin or aggregate asset book value and represents a royalty on gold, silver or other metal, the Royalty interest has been summarized under Other Royalties. Includes Bracemac-McLeod, Coringa, Mt. Hamilton, Paul Isnard, Prairie Creek, Ann Mason, Gualcamayo, Emigrant Springs, Mine Waste Solutions, San Andres, Sao Francisco, Sao Vicente, Thunder Creek, Hot Maden, Hackett River, Lobo-Marte, Agi Dagi & Kirazli and other.

3   Includes Trek Mining (previously JDL) Stream and other.

13 SUBSEQUENT EVENTS

On April 26, 2017, Sandstorm announced that it had entered into an agreement to acquire all the issued and ordinary share capital of Mariana Resources (that Sandstorm does not already own) (the "Arrangement"). Under the terms of the Arrangement, Mariana shareholders will receive 28.75 pence in cash and 0.2573 of a Sandstorm common share for each one Mariana share held. For more information refer to the UK rule 2.7 announcement on www. sandstormgold.com.